SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot- Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On May 1, 2019, Caesarstone Ltd. (the “Company”) issued a press release titled “Caesarstone Reports 2019 First Quarter Financial Results and Announces Global Growth Acceleration Plan”, a copy of which is furnished as Exhibit 99.1 herewith.

The GAAP financial information included in consolidated balance sheets, consolidated statements of income and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into (i) the Registrant’s Registration Statements on Form S-8 (Files No. 333- 180313 and No. 333-210444) and (ii) the Registrant’s Registration Statement on Form F-3 (File No. 333-196335).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: May 1, 2019	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: VP General Counsel & Corporate Secretary

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Press release titled “Caesarstone Reports 2019 First Quarter Financial Results and Announces Global Growth Acceleration Plan” dated May 1, 2019.